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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 of 15(d) of the Exchange Act.

Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A.

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Republic of Poland

(Jurisdiction of Subject Company’s Incorporation or Organization)

IVAX Corporation

(Name of Person(s) Furnishing Form)

Ordinary bearer shares, par value PLN 10 each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Janusz R. Guy

President

Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A.

ul. Sienkiewicza 25

99-300 Kutno, POLSKA

Telephone 48 24 355 01 00

(Name, Address (including zip code), and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on

Behalf of Subject Company)

November 19, 2004

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.     Home Jurisdiction Documents

(a)	The offer document of IVAX Corporation, a corporation incorporated under the laws of the State of Florida (“IVAX”), relating to IVAX’ exchange offer for up to 1,407,887 shares (the “Exchange Offer”) of Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A., a company organized under the laws of the Republic of Poland (“Polfa Kutno”), is attached hereto as Attachment 1(a).

(b)	Not applicable.

Item 2.     Informational Legends

The offer document contains legends appropriate for the Exchange Offer. See “Special Notice to U.S. Shareholders of Polfa Kutno” and “Notice to Polfa Kutno Shareholders Regarding Certain U.S. Matters” on the cover page of the offer document.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable

(2)	Not applicable

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1)	Not applicable

(2)	Not applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IVAX CORPORATION

By:	/s/ Neil Flanzraich
Neil Flanzraich
Vice Chairman and President

Date:	November 22, 2004

ATTACHMENT 1(a)

TENDER OFFER

TO EXCHANGE SHARES IN KUTNOWSKIE ZAKLADY

FARMACEUTYCZNE “POLFA” S.A. FOR SHARES OF IVAX CORPORATION,

ANNOUNCED PURSUANT TO ARTICLE 151 ITEM 1 OF THE POLISH

SECURITIES ACT OF AUGUST 21, 1997

NOVEMBER 19, 2004

SPECIAL NOTICE TO U.S. SHAREHOLDERS OF POLFA KUTNO

THE OFFER TO EXCHANGE SHARES IN KUTNOWSKIE ZAKLADY FARMACEUTYCZNE “POLFA” S.A. (“POLFA KUTNO SHARES”) FOR SHARES IN IVAX CORPORATION (“OFFERED SHARES”) SET FORTH IN THIS TENDER OFFER DOCUMENT IS AN OFFER TO ACQUIRE THE SHARES OF A POLISH COMPANY. THE EXCHANGE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF POLAND THAT ARE DIFFERENT FROM THOSE OF THE U.S.A. AND THIS TENDER OFFER DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH POLISH REQUIREMENTS AS TO ITS FORMAT AND STYLE, WHICH DIFFER FROM THE U.S. REQUIREMENTS.

YOU SHOULD BE AWARE THAT IVAX MAY PURCHASE SECURITIES OTHERWISE THAN UNDER THIS TENDER OFFER, SUCH AS IN OPEN MARKET OR PRIVATELY NEGOTIATED PURCHASES, PROVIDED THAT PURSUANT TO POLISH REGULATIONS, AFTER THIS TENDER OFFER IS ANNOUNCED AND DURING THE WHOLE TENDER OFFER IVAX MAY ONLY PURCHASE POLFA KUTNO SHARES UNDER THE TENDER OFFER AND IN COMPLIANCE WITH ITS TERMS.

ADDITIONALLY, THE OFFERED SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (“US SECURITIES ACT”). THE OFFERED SHARES ARE BEING OFFERED AND SOLD IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 802 UNDER THE U.S. SECURITIES ACT AND EXEMPTIONS PROVIDED UNDER THE STATE SECURITIES LAWS OF EACH STATE OF THE U.S.A. IN WHICH U.S. SHAREHOLDERS RESIDE.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES AND EXCHANGE COMMISSION HAS APPROVED OR DISPROVED THE IVAX SHARES OR DETERMINED WHETHER THIS TENDER OFFER DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO THE POLFA KUTNO SHAREHOLDERS REGARDING CERTAIN U.S. MATTERS

IF THE POLFA KUTNO SHARES HELD BY A SHAREHOLDER PRIOR TO THE ANNOUNCEMENT OF THIS TENDER OFFER WERE NOT “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT (“Rule 144”), AND THE SHAREHOLDER WILL NOT BE AN AFFILIATE OF IVAX FOLLOWING THE TENDER OFFER, THE OFFERED SHARES ISSUED TO SUCH SHAREHOLDER MAY BE RESOLD IN THE U.S.A. WITHOUT RESTRICTION UNDER THE U.S. SECURITIES ACT. IF, HOWEVER, THE POLFA KUTNO SHARES HELD BY A SHAREHOLDER PRIOR TO THE TENDER OFFER WERE RESTRICTED SECURITIES OR THE SHAREHOLDER WILL BE AN AFFILIATE OF IVAX FOLLOWING THE TENDER OFFER, THEN THE OFFERED SHARES ISSUED TO SUCH SHAREHOLDER WILL BE SUBJECT TO RESTRICTIONS ON TRANSFER IN THE U.S.A. OR TO U.S. PERSONS AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE U.S.A. EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, (II) TO THE EXTENT APPLICABLE UNDER RULE 144 (OR ANY SIMILAR RULE UNDER THE U.S. SECURITIES ACT RELATING TO THE DISPOSITION OF SECURITIES) OR (III) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. THE FOREGOING DISCUSSION IS ONLY A GENERAL OVERVIEW OF THE REQUIREMENTS OF THE U.S. SECURITIES LAWS THAT MAY BE APPLICABLE TO THE RESALE OF THE OFFERED SHARES RECEIVED PURSUANT TO THE TENDER OFFER. RECIPIENTS OF OFFERED SHARES ARE URGED TO OBTAIN U.S. LEGAL ADVICE TO ENSURE THAT THE RESALE OF SUCH SECURITIES IN THE U.S.A. OR TO U.S. PERSONS COMPLIES WITH ALL APPLICABLE U.S. SECURITIES LAWS. POLFA KUTNO SHAREHOLDERS WHO INTEND TO RESPOND TO THE TENDER OFFER SHOULD CAREFULLY READ CHAPTER III, SECTIONS 1.2, 1.3 AND 12 OF THE IVAX PROSPECTUS PUBLISHED ON NOVEMBER 3, 2004.

Tender offer document to exchange shares in Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A. for shares of IVAX Corporation, announced pursuant to Article 151 Item 1 of the Securities Act of August 21, 1997 (amended and restated: Dz.U.2002.49.447, as amended; the “Act”)

1.	Data regarding the shares tendered, their type and the issuer

This Tender Offer is announced for 1,407,887 bearer shares of Kutnowskie Zaklady Farmaceutyczne “POLFA” S.A., with its registered office in Kutno (hereinafter “Polfa Kutno”), each with a par value of PLN 10, admitted to public trading and listed on the Warsaw Stock Exchange (the “WSE”), marked with the code PLPLFKT00019 assigned by the National Depository of Securities (the “NDS”).

2.	Name or corporate name, domicile (registered office) and address of the tenderor

Corporate name:	IVAX Corporation (the “Tenderor” or “IVAX”)

Registered office:	Miami, Florida, United States of America

Address:	4400 Biscayne Boulevard, Miami, Florida 33137, United States of America

Phone:	(00)1 305 575 6000

Fax:	(00)1 305 575 6049

E-mail:	ir@ivax.com

Website:	www.ivax.com

3.	Name or corporate name, domicile (registered office) and address of the entity purchasing the shares

The Tenderor will purchase the Polfa Kutno shares.

4.	Corporate name, registered office, address, telephone and fax numbers and email address of the broker

Corporate name:	Dom Maklerski Banku Handlowego S.A. (“DMBH”)

Registered office:	Warsaw

Address:	ul. Chalubinskiego 8

00 - 613 Warsaw

Tel.:	+48 22 690 39 44

Fax:	+48 22 690 38 15

E-mail:	DMBH@citigroup.com

5.	Number of shares that the entity purchasing the shares intends to acquire as a result of the tender offer and the corresponding percentage of votes

As a result of this Tender Offer, the Tenderor intends to acquire 1,407,887 shares of Polfa Kutno, representing 1,407,887 votes at Polfa Kutno’s General Shareholders’ Meeting, accounting for 75% of the total number of votes at the General Shareholders’ Meeting.

6.	The minimum volume of shares that must be subscribed for under the tender offer to trigger an obligation of the entity purchasing the shares to purchase the shares, if specified

The Tenderor undertakes to acquire the shares of Polfa Kutno offered under the Tender Offer provided that at least 1,267,098 shares of Polfa Kutno are covered by the subscription orders responding to the Tender Offer. By acquiring this number of shares, the Tenderor, and its subsidiary referred to in Section 14 of this Tender Offer Document, will attain 92.5% of the total number of votes at Polfa Kutno’s General Shareholders’ Meeting. If the aforementioned minimum number of Polfa Kutno shares is not covered by the subscription orders, the Tenderor shall decide either to rescind the acquisition of the Polfa Kutno shares covered by the subscription orders or acquire all such shares.

7.	Number of shares that the entity purchasing the shares intends to attain under the tender offer, and the resulting percentage of votes

As a result of this Tender Offer, the Tenderor intends to attain directly 1,407,887 shares of Polfa Kutno, representing 1,407,887 votes at Polfa Kutno’s General Shareholders’ Meeting, accounting for 75% of the total number of votes at the General Shareholders’ Meeting. The number of shares that the Tenderor intends to attain under this Tender Offer, together with the number of shares already owned by its subsidiary referred to in Section 14 of this Tender Offer Document, and the number of votes corresponding to this total number of shares, are presented in Section 15 of this Tender Offer Document.

8.	Proportions in which each of the entities purchasing the shares will attain the shares, if purchased by more than one entity

Not applicable. All of Polfa Kutno’s shares will be purchased by the Tenderor.

9.	The purchase price for the shares that are subject to the tender offer (Polfa Kutno shares)

The value of IVAX shares (with a potential cash consideration in the event that a fraction of an IVAX share is allocated) offered in exchange for Polfa Kutno shares under this Tender Offer as of the date of the exchange ratio determination (the “Value of the Offered Shares”) will be PLN 340 for one Polfa Kutno share. Information on the exchange ratio and the date of the exchange ratio determination are presented in Section 22 of this Tender Offer Document.

10.	The minimum price set forth pursuant to Article 155 of the Act; the price set forth in Section 9 above may not be lower than the minimum price; specify the basis for establishing the minimum price

The Value of the Offered Shares satisfies the criteria set forth in Article 155 of the Act. The Value of the Offered Shares is higher than the average market price of Polfa Kutno’s shares in the last six months preceding the announcement of the Tender Offer, being PLN 327.61.

11.	The timetable of the tender offer, including the term for subscriptions; please indicate whether the term for subscriptions may be abbreviated and describe the circumstances in which such abbreviation may occur

The day of the announcement of the Tender Offer:	November 19, 2004

The first day of accepting subscriptions:	November 29, 2004

The last day of accepting subscriptions:	December 7, 2004

The day of the exchange ratio determination:	December 7, 2004

The planned transaction day:	December 10, 2004

The planned settlement day:	December 15, 2004

Subscriptions responding to this Tender Offer will be accepted on business days only, Monday to Friday, between 8:15 AM and 4:30 PM, at the customer service point referred to in Section 19 of this Tender Offer Document, and by mail.

The period of accepting subscription orders may be reduced only in the event that the purpose of this Tender Offer is achieved: that is, if subscriptions are made in respect of 1,407,877 shares of Polfa Kutno, namely, all the shares of that company covered by this Tender Offer. Any such reduction of the period of accepting subscription orders shall result in a corresponding change of the date of the exchange ratio determination (see Section 22 of this Tender Offer Document).

12.	Tenderor’s dominant entity

The Tenderor has no dominant entity within the meaning of the Act.

13.	The dominant entity for the entity purchasing the shares

Information relevant to this Section is presented in Section 12 of this Tender Offer Document.

14.	Number of the relevant shares and the resulting percentage of votes held by the tenderor, its dominant entity and subsidiaries

The Tenderor does not directly hold any shares in Polfa Kutno. Indirectly, through its subsidiary KZFPK Holdings, Inc., with its registered office in Wilmington, Delaware (the United States of America), the Tenderor holds 469,149 shares of Polfa Kutno, representing 469,149 votes at Polfa Kutno’s General Shareholders’ Meeting, accounting for 24.99% of the total number of votes at the General Shareholders’ Meeting.

15.	Number of the relevant shares and the resulting percentage of votes that the tenderor, its dominant entity and subsidiaries intend to attain after the tender offer

As a result of this Tender Offer, the Tenderor intends to attain, together with its subsidiary referred to in Section 14 hereof, 1,877,036 shares of Polfa Kutno, representing 1,877,036 votes at Polfa Kutno’s General Shareholders’ Meeting, accounting for 100% of the total number of votes at the General Shareholders’ Meeting.

16.	Number of the relevant shares and the resulting percentage of votes held by the entity purchasing the shares, its dominant entity and subsidiaries

Information relevant to this Section is presented in Section 14 of this Tender Offer Document.

17.	Number of the relevant shares and the resulting percentage of votes that the entity purchasing the shares, its dominant entity and subsidiaries intend to attain after the tender offer

Information relevant to this Section is presented in Section 15 of this Tender Offer Document.

18.	Relations between the tenderor and the entity purchasing the shares

Does not apply, as the Tenderor will purchase the Polfa Kutno shares.

19.	Address of the offices accepting subscriptions

Subscriptions in response to this Tender Offer can be placed at DMBH’s customer service point at:

Dom Maklerski Banku Handlowego S.A.

ul. Chalubinskiego 8

00-613 Warszawa

Subscriptions may be placed in person, via courier or by mail, on the terms set forth in Section 31.4 of this Tender Offer Document.

Subscriptions placed via courier or by mail (“Via Mail”) should be mailed to the above address, always with the annotation on the envelope “Polfa-Kutno – WEZWANIE DO ZAMIANY”.

The dates for filing subscriptions in response to this Tender Offer are specified in Section 11 of this Tender Offer Document, and details of the procedure for responding to this Tender Offer are discussed in Section 31.4 of this Tender Offer Document.

Subscriptions shall be deemed made on the date of receipt by DMBH.

DMBH shall not be held liable for not processing the subscriptions received after the last day of the subscription period, i.e. after December 7, 2004, or after 16:30 PM on the aforementioned last day of the subscription period.

20.	On what days during the subscription period will the entity purchasing the shares acquire the shares from the persons who file subscriptions

The Tenderor does not intend to acquire any Polfa Kutno shares from the persons who respond to the Tender Offer during this Tender Offer (i.e. during the subscription period). The acquisition of the Polfa Kutno shares covered by subscription orders filed in response to this Tender Offer, and the acquisition of IVAX shares by Polfa Kutno shareholders who respond to the Tender Offer, will occur on the sixth business day after the last day of subscriptions.

21.	Procedure and method of payment for the shares purchased, with respect to shares not admitted to public trading

Does not apply. This Tender Offer is announced only for shares admitted to public trading.

22.	The type and the value of things or interests to be delivered in consideration for the shares; methods of valuation and principles underlying the determination of the exchange ratio; the situations in which the exchange ratio may change, if applicable

In exchange for the acquired Polfa Kutno shares, the Tenderor will release, at the exchange ratio set forth below (the “Exchange Ratio”), up to 12,800,000 shares of common stock of IVAX, each with the par value of USD 0.10 (the “Offered Shares”). The Offered Shares have been admitted to public trading pursuant to a decision of the Polish Securities and Exchange Commission (the “PSEC”) No. DSP/E/4110/49/53/2004 of October 22, 2004, and admitted to listing on the WSE’s main market. The Offered Shares are marked with the code: US4658231026 assigned by the NDS.

The only legally-binding document containing information regarding the Offered Shares and IVAX is the prospectus for IVAX shares of common stock published on November 3, 2004, as amended (the “Prospectus”).

Given the specific nature of the Tenderor’s offering and the adopted Exchange Ratio, the exact number of Offered Shares is not fixed as of the date of the announcement of this Tender Offer. Such number will depend on the price of IVAX shares on the American Stock Exchange (“Amex”) in the period before the date falling three business days prior to the conclusion of transactions under the Tender Offer (the “Day of Exchange Ratio Determination”) and the PLN/USD exchange rate, in accordance with the rules described below. For the purposes of this Tender Offer Document, a “business day” shall mean any day other than a Saturday, Sunday or other statutory holiday, as defined in the relevant Polish laws.

Polfa Kutno shareholders submitting subscriptions in response to this Tender Offer for the exchange of Polfa Kutno shares to the Offered Shares which fulfill the conditions of this Tender Offer Document and the Prospectus (“Subscription for Exchange”, “Subscription”), shall receive, for one Polfa Kutno share, Offered Shares valued at PLN 340 (as of the Day of Exchange Ratio Determination) and relevant cash consideration in the event of a fraction of an Offered Share being allocated.

The precise number of Offered Shares allocated to Polfa Kutno shareholders shall be calculated in accordance with the method described below. In summary, each Polfa Kutno shareholder will receive: (1) that number of Offered Shares equal to the product of the “Exchange Ratio” and the number of Polfa Kutno shares covered by the Subscription for Exchange; and (2) a Cash Consideration (as defined below) in place of fractional Offered Shares.

IVAX does not have its registered office in Poland, hence the expression “allotment of the Offered Shares” should not be understood as it is defined in the Commercial Companies Code. For the purposes of this Tender Offer Document, “allotment of the Offered Shares” shall be understood as certain actions aimed at recording the Offered Shares in the securities accounts of the subscribers.

The allocation of the Offered Shares shall take place on the sixth business day after the last day on which subscriptions are accepted.

The term “Exchange Ratio” shall mean the quotient obtained by dividing the price per each Polfa Kutno share determined in the Tender Offer (PLN 340) by the Issue Price of Offered Shares expressed in PLN and rounded to six decimal places.

The term “Issue Price” of the Offered Shares shall mean the product of the arithmetical average of the closing price of IVAX common stock reported on the Amex composite tape for ten consecutive trading days on Amex (the “Quotation Average”) and current median PLN/USD exchange rate announced by National Bank of Poland on the Day of Exchange Ratio Determination. The Issue Price of each Offered Share shall be rounded to PLN 0.01. In the event that a fraction of an Offered Share is allocated, the shareholder will instead receive a cash consideration consisting of PLN (the “Cash Consideration”), in an amount equal to the product of such fraction and the Issue Price of Offered Shares, rounded to PLN 0.01.

The last trading day on Amex used to calculate the Quotation Average shall be the Day of Exchange Ratio Determination. In the event the Day of Exchange Ratio Determination is not a trading day on Amex, then the day ending the abovementioned 10-day period shall be the last trading day on Amex directly preceding the Day of Exchange Ratio Determination. The Quotation Average shall be arithmetical average rounded to USD 0.0001.

Polfa Kutno shareholders should be aware that the period from the Day of Exchange Ratio Determination to the settlement of the Tender Offer will last six business days. Considering this and the fact that the Exchange Ratio is based on the PLN/USD exchange rate and a ten-day average price, due to market fluctuations in IVAX’s shares, the value of the Offered Shares received on the date of Tender Offer settlement may differ from PLN 340.

All number-rounding during the process of the Exchange Ratio calculation shall be in accordance with mathematic rules.

23.	Procedure and method of the share exchange

The exchange of Polfa Kutno shares for the Offered Shares will be effected through transactions on the WSE based on exchange orders filed in relation to the Tender Offer. An exchange order filed by a subscriber will provide at the same time for the disposal of Polfa Kutno shares and the acquisition of the Offered Shares (the “Exchange Order” or “Order”). The aforementioned stock exchange transactions will be settled by the NDS.

On the day of the settlement of the Tender Offer (meaning the settlement day of the stock exchange transactions based on Exchange Orders), the Offered Shares will be registered in the securities accounts of the subscribers that responded to the Tender Offer, in connection with the share deposit instructions provided by them, and their shares in Polfa Kutno will be registered in the securities account of the Tenderor. On the same day, the subscribers’ investment accounts shall be credited with the due Cash Consideration.

24.	Indicate whether the tenderor is a dominant entity or a subsidiary of the issuer of the shares tendered; describe the relationship

The Tenderor is neither a dominant entity nor a subsidiary of Polfa Kutno within the meaning of the Act.

25.	Specify whether the entity purchasing the shares is a dominant entity or a subsidiary of the issuer of the shares tendered; describe the relationship

Information relevant to this Section is presented in Section 24 of this Tender Offer Document.

26.	A representation of the entity purchasing the shares confirming that clearance for the acquisition or consent of the relevant authority to the acquisition of the shares has been obtained or that this tender offer will be effective subject to the obtainment of the respective clearances and decisions

On May 21, 2004, the Tenderor obtained the consent of the President of the Office for the Protection of Competition and Consumers to a concentration of entrepreneurs in the form of the Tenderor taking over control of Polfa Kutno.

On May 25, 2004, the Tenderor obtained the consent of the PSEC to acquire such number of shares as will warrant exceeding 50% of the total number of votes at Polfa Kutno’s General Shareholders’ Meeting.

On October 22, 2004, the shares of common stock of IVAX, including the shares offered in exchange for the Polfa Kutno shares under this Tender Offer, were admitted to public trading pursuant to a decision of the PSEC No. DSP/E/4110/49/53/2004.

27.	A statement of intentions of the tenderor towards the company whose shares are to be subscribed under the tender

27.1.	IVAX’s plans regarding Polfa Kutno’s public status and procuring funds through the issuance of shares

IVAX currently intends to take steps aimed at the withdrawal of Polfa Kutno from public trading in securities, after the completion of the Tender Offer satisfactory to IVAX.

27.2.	Presentation of the role of Polfa Kutno within the structure of IVAX

It is the intention of IVAX for Polfa Kutno to be the core of a strong, competitive and modern pharmaceutical group in Poland incorporating IVAX Pharma Poland Sp. z o.o., while also being strongly positioned with regard to present and new export markets. IVAX believes that Polfa Kutno will be able to market a broader range of products and will enjoy greater opportunities for the development of new products as the result of the exchange offer.

27.3.	Intentions of IVAX regarding the transfer of knowledge and capital to Polfa Kutno

IVAX has a wide range of generic and patented products, plus vast operating experience. IVAX currently intends to make capital investments and transfer know-how to Polfa Kutno by launching complementary generic products and its own proprietary products on the Polish and European market as well as making it possible to produce medicines using the licenses it holds at present or will purchase in the future in Poland.

27.4.	Spending on Polfa Kutno’s growth and modernization

IVAX is currently intends to establish a strong pharmaceutical group centered on Polfa Kutno and operating in the area of Poland and East-Central Europe. IVAX currently anticipates that it will carry out such capital investments as may be needed to attain that goal.

27.5.	IVAX Corporation’s intentions regarding the level of employment in Polfa Kutno

Polfa Kutno is a pharmaceutical company that has been showing high efficiency at current staffing levels, accordingly no reductions in employment are anticipated. Further growth of employment can be anticipated in the event of new investments in and the expansion of Polfa Kutno.

28.	A statement of intentions of the entity purchasing the shares towards the company whose shares are to be subscribed under the tender

Information relevant to this Section is presented in Section 27 of this Tender Offer Document.

29.	Withdrawal from the tender offer

The Act allows the Tenderor to withdraw from the Tender Offer if another entity announces a tender offer for Polfa Kutno shares.

Moreover, the Tenderor may decide to rescind the acquisition of Polfa Kutno shares subscribed under the Tender Offer if the subscriptions filed in response to the Tender Document do not cover the minimum number of shares referred to in Section 6 of this Tender Offer Document.

30.	Description of the method of implementing the tender offer pursuant to §5 Section 1 of the ordinance of the Council of Ministers of July 17, 2001 regarding the forms of tender offer document to sell or exchange shares in public companies, the detailed procedure of their reporting and the terms of acquiring the shares subscribed for under the tender offer (the “Ordinance”)

In conducting the Tender Offer, the Tenderor will follow the provisions of § 5 Section 1 Item 1 of the Ordinance. This means that subject to Sections 6 and 29 of this Tender Offer Document, the Tenderor agrees to purchase all shares in Polfa Kutno subscribed for within the subscription period. As regards the final clause of § 5 Section 1 Item 1 of the Ordinance, this Tender Offer refers to all Polfa Kutno shares that are not held by the Tenderor and its subsidiary referred to in Section 14 of this Tender Offer Document, and therefore no reduction is possible with respect to the subscriptions filed in response to this Tender Offer.

31.	Other information that the tenderor believes to be relevant

31.1.	General information

This Tender Offer Document and the Prospectus are the sole legally-binding documents containing information regarding the offer for the exchange of Polfa Kutno shares to Offered Shares under this Tender Offer. The only sole legally-binding document containing information regarding the Offered Shares and IVAX is the Prospectus. Polfa Kutno shareholders are urged to read this Tender Offer Document and the Prospectus carefully.

This Tender Offer is addressed to all Polfa Kutno shareholders.

The Polfa Kutno shares subscribed for should be free of any pledges and encumbrances.

DMBH shall not charge any fees to persons responding to this Tender Offer with respect to the filing of subscriptions. DMBH shall not reimburse any costs relating to subscriptions to the persons filing the same.

31.2.	Special notice to U.S. shareholders of Polfa Kutno

THE OFFER TO EXCHANGE POLFA KUTNO SHARES FOR OFFERED SHARES SET FORTH IN THIS TENDER OFFER DOCUMENT IS AN OFFER TO ACQUIRE THE SHARES OF A POLISH COMPANY. THE EXCHANGE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF POLAND THAT ARE DIFFERENT FROM THOSE OF THE U.S.A. AND THIS TENDER OFFER DOCUMENT HAS BEEN PREPARED IN ACCORDANCE WITH POLISH REQUIREMENTS AS TO ITS FORMAT AND STYLE, WHICH DIFFER FROM THE U.S. REQUIREMENTS.

YOU SHOULD BE AWARE THAT IVAX MAY PURCHASE SECURITIES OTHERWISE THAN UNDER THIS TENDER OFFER, SUCH AS IN OPEN MARKET OR PRIVATELY NEGOTIATED PURCHASES, PROVIDED THAT PURSUANT TO POLISH REGULATIONS, AFTER THIS TENDER OFFER IS ANNOUNCED AND DURING THE WHOLE TENDER OFFER IVAX MAY ONLY PURCHASE POLFA KUTNO SHARES UNDER THE TENDER OFFER AND IN COMPLIANCE WITH ITS TERMS.

ADDITIONALLY, THE OFFERED SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (“US SECURITIES ACT”). THE OFFERED SHARES ARE BEING OFFERED AND SOLD IN RELIANCE UPON THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 802 UNDER THE U.S. SECURITIES ACT AND EXEMPTIONS PROVIDED UNDER THE STATE SECURITIES LAWS OF EACH STATE OF THE U.S.A. IN WHICH U.S. SHAREHOLDERS RESIDE.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES AND EXCHANGE COMMISSION HAS APPROVED OR DISPROVED THE IVAX SHARES OR DETERMINED WHETHER THIS TENDER OFFER DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

31.3.	Notice to the Polfa Kutno shareholders regarding certain U.S. matters

IF THE POLFA KUTNO SHARES HELD BY A SHAREHOLDER PRIOR TO THE ANNOUNCEMENT OF THIS TENDER OFFER WERE NOT “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144 UNDER THE U.S. SECURITIES ACT (“Rule 144”), AND THE SHAREHOLDER WILL NOT BE AN AFFILIATE OF IVAX FOLLOWING THE TENDER OFFER, THE OFFERED SHARES ISSUED TO SUCH SHAREHOLDER MAY BE RESOLD IN THE U.S.A. WITHOUT RESTRICTION UNDER THE U.S. SECURITIES ACT. IF, HOWEVER,

THE POLFA KUTNO SHARES HELD BY A SHAREHOLDER PRIOR TO THE TENDER OFFER WERE RESTRICTED SECURITIES OR THE SHAREHOLDER WILL BE AN AFFILIATE OF IVAX FOLLOWING THE TENDER OFFER, THEN THE OFFERED SHARES ISSUED TO SUCH SHAREHOLDER WILL BE SUBJECT TO RESTRICTIONS ON TRANSFER IN THE U.S.A. OR TO U.S. PERSONS AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN THE U.S.A. EXCEPT PURSUANT TO (I) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, (II) TO THE EXTENT APPLICABLE UNDER RULE 144 (OR ANY SIMILAR RULE UNDER THE U.S. SECURITIES ACT RELATING TO THE DISPOSITION OF SECURITIES) OR (III) PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. THE FOREGOING DISCUSSION IS ONLY A GENERAL OVERVIEW OF THE REQUIREMENTS OF THE U.S. SECURITIES LAWS THAT MAY BE APPLICABLE TO THE RESALE OF THE OFFERED SHARES RECEIVED PURSUANT TO THE TENDER OFFER. RECIPIENTS OF OFFERED SHARES ARE URGED TO OBTAIN U.S. LEGAL ADVICE TO ENSURE THAT THE RESALE OF SUCH SECURITIES IN THE U.S.A. OR TO U.S. PERSONS COMPLIES WITH ALL APPLICABLE U.S. SECURITIES LAWS. POLFA KUTNO SHAREHOLDERS WHO INTEND TO RESPOND TO THE TENDER OFFER SHOULD CAREFULLY READ CHAPTER III, SECTIONS 1.2, 1.3 AND 12 OF THE PROSPECTUS.

31.4.	Details of the subscription procedure

31.4.1.	Methods of filing subscription orders

Prior to filing a subscription order in response to this Tender Offer, the subscriber will be required to file no later than by December 7, 2004 with the brokerage house/office processing the subscriber’s orders:

•	an instruction for Polfa Kutno shares to be blocked in the securities account of the subscriber until December 15, 2004, inclusive;

•	an order to dispose of Polfa Kutno shares and to acquire the Offered Shares, in a number resulting from the Exchange Ratio (Exchange Order, Order). The Exchange Order should be issued with the validity term until December 10, 2004, inclusive.

A subscription order is deemed filed in response to the Tender Offer if:

•	the subscriber or its agent files with DMBH (personally or Via Mail) three completed and executed copies of the form of Subscription for Exchange (the “Subscription Form”), together with the deposit instruction referred to in Section 31.4.3 of this Tender Offer Document (the “Deposit Instruction”) and an original copy of the depositary certificate with the validity term until December 15, 2004 confirming that Polfa Kutno shares covered by the subscription have been blocked in the securities account;

•	subscribers that hold Polfa Kutno shares registered in the securities account maintained by DMBH which are to be exchanged under the Tender Offer are not required to present the depositary certificate (but they are required to file an instruction to block the Polfa Kutno shares).

Prior to accepting subscriptions, DMBH shall provide the detailed procedures, specimens of the depository certificate and forms of other documents that are required to be filed with the Subscription Form to all brokerage houses that are members of the WSE and to the banks keeping securities accounts. The documents referred to above will also be available during the subscription period at the customer service point of DMBH referred to in Section 19 of this Tender Offer Document.

On the first day of accepting subscriptions, DMBH shall open a register in which, throughout the subscription period, subscriptions made in response to the Tender Offer will be recorded. The entries in the register will be made within one business day of the date of making the subscription, provided that the subscription satisfies the requirements stipulated in this Tender Offer Document and the Prospectus.

An excerpt from the register will only serve as a confirmation that the subscription was entered therein. The excerpt from the register is only proof that a subscription of a certain value has been made.

DMBH will refer to the entities that issued deposit certificates to confirm that the shares in Polfa Kutno have been blocked and deposit certificates issued. DMBH will request the brokerage houses/offices indicated by the subscriber in the Subscription Form to confirm that the subscriber has filed the Exchange Order. If it does not obtain confirmation that the shares in Polfa Kutno have been blocked and deposit certificates issued, or that the Order has been placed, the Polfa Kutno shares covered by the subscription will not be involved in the transaction.

Subscribers holding shares in Polfa Kutno kept in the account of the issue’s sponsor should open a securities account with an entity that maintains the sponsor’s register for the purpose of depositing the Offered Shares therein.

A Subscription Form filed without an original copy of the depositary certificate shall not be accepted.

A Subscription Form should be filed in three copies. One copy of the Subscription Form is for the subscriber, the second for the Tenderor and the third for DMBH.

The subscriber shall be held liable for any misstatements and missing information in the Subscription Form. A subscription made under a condition or with a reservation, or omitting any of the requisite information shall not be accepted.

With respect to subscriptions sent Via Mail, a subscription shall be deemed made if:

•	it is consistent with the forms rendered available by DMBH;

•	signatures affixed to the subscription are certified with the signature of an officer of the entity keeping the securities account (brokerage house or office, bank) that issued the deposit certificate, or by a notary;

•	the subscription is received no later than on the last day of subscriptions, i.e. by December 7, 2004, by 16:30 PM.

In the case of subscriptions made in person, the identity of the subscriber and the signature on the Subscription Form may be verified by an employee of DMBH.

An entity keeping the securities account (brokerage house or office, bank) may remit complete documents, comprised of a Subscription Form certified by an officer of such institution (in compliance with the requirements regarding certification of signatures applicable to subscriptions submitted Via Mail ) and an original copy of the deposit certificate. In such event, the documents shall be deemed to have been received Via Mail. Each lot may contain documents of more than one client.

Subscriptions shall be deemed made on the date of receipt by DMBH.

DMBH shall not be held liable for not processing the subscriptions received after the last day of the subscription period, i.e. after December 7, 2004 or after 16:30 PM on the aforementioned last day of the subscription period.

DMBH would like to point out that only the subscriptions consistent with the forms made available by DMBH shall be accepted. A subscription may be dismissed if not made on a form rendered available by DMBH, or if the deposit certificate departs from the content specified by DMBH.

Once made, a subscription shall not be revoked without the Tenderor’s consent. A subscription may only be revoked without the Tenderor’s consent if another entity announces a public tender offer for the same shares, unless the rights to such shares have been conveyed to the Tenderor.

A subscription which does not conform to the requirements set forth in this Tender Offer Document and the Prospectus, or which was filed in contravention of the terms set forth in the abovementioned documents, shall be invalid.

Required documents and acting through an agent

Subscriptions may be made by a subscriber personally or through its agent.

Subscribers and their agents that are natural persons should produce an ID card or passport. In addition, agents for subscribers that are legal persons or unincorporated entities should also present a current excerpt from the relevant register indicating the individuals authorized to represent such entities or units. Where the power of the person placing the subscription does not follow directly from such extract from the relevant register, such individuals should produce a properly issued power of attorney granted to them in order to make subscriptions for the exchange of shares in connection with this Tender Offer.

A subscriber’s agent must have full legal capacity.

The agent shall be required to supply the data indicated in Section 31.4.2 of this Tender Offer Document.

A proxy may make subscriptions on the basis of a power of attorney made in writing and confirmed by the entity conducting securities accounts (brokerage house/office, bank) which issued the deposit certificate or on the basis of the power of attorney made in the form of a notarial deed, or with signatures confirmed by a notary.

The power of attorney should authorize the proxy:

•	to block the shares in Polfa Kutno until the date of the settlement of the Tender Offer;
•	to file the Exchange Order regarding the blocked shares in Polfa Kutno on the terms specified in this Tender Offer Document;
•	to collect the deposit certificate issued by the entity who keeps such Polfa Kutno shares;
•	to sign the Subscription Form;
•	to submit the deposit certificate and subscribe for shares in response to the Tender Offer;
•	to collect an excerpt from the register kept by DMBH;
•	to perform any other actions required to execute the transactions under the Tender Offer.

Clients that have Polfa Kutno shares in their accounts with DMBH are not required to present the deposit certificate when responding to the Tender Offer. They are required to file a block request in respect of Polfa Kutno shares with DMBH.

Subscribers are advised that the power of attorney should bear stamp duty marks of the requisite value (as at the date of the announcement of this Tender Offer, stamp duty is PLN 15).

The above rules shall also apply to proxies such as entities acting as the depositary bank or entities managing a third party’s securities portfolio at their request.

Entities acting as depositary banks or entities managing a third party’s securities portfolio may represent their clients, provided that they have been authorized to take each and every action necessary to respond validly to the Tender Offer. They should demonstrate the title to do so by producing a power of attorney granted by such client, together with client’s corporate documents (including, in particular, a description of the method or representation and an excerpt from the relevant register).

In the case of a bank maintaining a securities account or an entity chartered to manage a third party’s securities portfolio, a written representation confirming that it holds the relevant power of attorney to act on behalf of the subscriber and that it files the subscription following the subscriber’s instruction, is sufficient to file a subscription order in response to the Tender Offer on behalf of the subscriber.

A representative of a bank keeping securities accounts or an entity managing third party’s securities portfolio who files a subscription should hold an appropriate power of attorney issued by such entity to make a subscription in response to the Tender Offer. Prior to accepting any subscriptions, DMBH shall make available the forms of documents referred to above to all brokerage houses being members to the WSE and to the banks keeping securities accounts. The documents referred to above will also be available at the customer service point of DMBH referred to in Section 19 of this Tender Offer Document.

The power of attorney or a copy thereof shall be kept by DMBH.

31.4.2.	Subscription Form

The Subscription Form is a document containing a declaration of the subscriber’s intent to exchange the Polfa Kutno shares held by such subscriber for the Offered Shares, on the terms set forth in the Prospectus and this Tender Offer Document. The subscription form shall be substantially in the form of Exhibit 8 to the Prospectus.

The Subscription Form contains:

1)	in the case of natural persons:

•	first name and surname of subscriber;

•	particulars of the subscriber’s ID card or passport;

•	PESEL number (if an ID card is presented) or country code (if a passport is presented);

•	subscriber’s nationality;

•	the subscriber’s address;

2)	in respect of legal persons or unincorporated entities:

•	the subscriber’s name (business name);

•	the subscriber’s form of incorporation;

•	the subscriber’s registered office and address;

•	with regard to residents – the REGON number or another identifying designation of the subscriber;

3)	If a subscription is being placed by the subscriber’s representatives, additionally the particulars of such representatives, as per item 1 above.

4)	in respect of all the subscribers:

•	mailing address, telephone;

•	number of shares in Polfa Kutno covered by the subscription;

•	details of the brokerage house/office/bank on whose account in the NDS the Polfa Kutno shares are deposited;

•	details of the brokerage house/office that will handle the transaction as intermediary (for clients of depository bank).

The Subscription Form also contains a statement to the effect that the person placing the subscription:

•	has read this Tender Offer Document, the Prospectus, the Bylaws and Articles of Incorporation and accepts the terms set forth therein;

•	has placed an Exchange Order with the brokerage house/office under the Tender Offer pursuant to the terms of the Prospectus and this Tender Offer Document;

•	the shares in Polfa Kutno offered for exchange are free from any liens and encumbrances;

•	the subscriber gives consent to processing his personal data by DMBH, IVAX and the IVAX’s transfer agent;

•	accepts the Exchange Ratio.

Additionally, the Subscription Form will include certain provisions relating to the registration of “restricted securities” with the U.S. Securities and Exchange Commission pursuant to a Shelf Registration Statement (see Chapter III, Sections 1.2 and 1.3 and Section 12 of the Prospectus). These provisions will only be relevant if the subscriber believes that the Offered Shares it will hold following the Exchange Offer are “restricted securities” and the subscriber wishes to sell such shares in the USA. A subscriber who believes that it holds “restricted securities” and wishes to have such shares registered pursuant to the Shelf Registration Statement will be required to provide certain additional information and enter into certain undertakings with IVAX.

31.4.3.	Deposit Instruction

When placing a Subscription for Exchange, the subscriber or their attorney must file an irrevocable instruction to deposit the Offered Shares (Deposit Instruction), which shall render it possible for the Offered Shares allocated to such subscriber as a result of the settlement of the Tender Offer to be registered on the securities account of such subscriber. The Deposit Instruction shall constitute an integral part of the Subscription Form.

The Deposit Instruction for the Offered Shares must contain:

•	the number of the securities account of the subscriber;

•	the number of the money account of the subscriber or, in the case of any clients of a bank operating securities accounts, the number of the subscriber’s bank account;

•	the signature of a person submitting the Deposit Instruction;

•	the signature of an authorized employee of DMBH accepting the Deposit Instruction;

•	the following clause: “I hereby agree to notify Dom Maklerski Banku Handlowego S.A. immediately in writing of any changes to the above indicated account numbers”.

The subscriber shall bear any and all consequences resulting from their failure to fill in the Deposit Instruction for the Offered Shares properly.

Please note that the Offered Shares may be transferred solely to the securities account operated by an entity maintaining the securities account in which the shares in Polfa Kutno transferred in response to this Tender Offer were registered at the time of placing the subscription.

31.4.4.	Other information

The shares owned by a person that filed in relation to this Tender Offer an order regarding the blocking of such shares with the entity keeping their securities account in which the shares of Polfa Kutno are deposited, and that failed to subscribe for the exchange of the shares in Polfa Kutno or failed to meet other requirements on whose fulfillment the sale of Polfa Kutno shares and the acquisition of the Offered Shares under the Tender Offer was contingent, should be unblocked on the date of settlement of the Tender Offer, i.e. on December 15, 2004.

In the event of the Tenderor aborting the Tender Offer or of the Tender Offer being unsuccessful as the result of not reaching the minimum number of Polfa Kutno shares referred to in Section 6 of this Tender Offer Document, the blocked shares in Polfa Kutno should be unblocked by the brokerage houses/offices or bank immediately upon the Tenderor announcing the rescission from the Tender Offer or of announcing that the Tender Offer was unsuccessful.

For IVAX Corporation:

For Dom Maklerski Banku Handlowego S.A.